App of the Year _ Founder Story - Adam Oxner.mp4 (52s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: MySwimPro is a fitness app for swimmers that helps them swim smarter by delivering custom workouts and training plans. Our Apple Watch app brings the workouts from the app to your wrist, on the watch. It'll walk you through the workouts so instead of bringing a piece of paper and writing it down, you can have the workout right on your wrist. We needed a way for people who don't have access to coaches or training plans to get a workout right from an app in the store. It's amazing to be recognized by Apple as the best watch app of the year, and it's really cool to see the hard work that we put into the app get some recognition. [0:00:45]



MySwimPro Founder Story.mp4 (1m 54s) 1 speaker (Fares Ksebati)

[0:00:01] Fares Ksebati: When you're in the water, the feeling of weightlessness feels amazing. I felt, "This is incredible. How can I bring this experience to more people around the world?" I'm Fares Ksebati, founder and CEO of MySwimPro. MySwimPro is the number one fitness application for swimmers around the world. We help people in over 150 different countries achieve their personal fitness and training goals by delivering a personalized swim training plan. The inception for starting the company really came through personal experience as a lifelong swimmer and coach. Every day, I saw a lot of the challenges that we face as swimmers, and I didn't see anything on the market that existed to solve those problems. From the moment you launch the application, you're just a few taps away from getting a personalized workout along with instructional video content, and then detailed analytics so that you can track your progress and measure your improvements. It's like a virtual coach that allows you to train wherever and whenever you choose. We developed the world's first swimming application for the Apple Watch. This watch app redefines personal coaching on a wearable device, and it'll guide you through workouts set by set just like a personal coach would. Our training programs help people with a really diverse set of goals, so whether you're training for a triathlon or you're just trying to lose weight, whatever your goal is, we have a plan for you. We're just scratching the surface. As a technology company, I believe that the products we're working on will redefine the next generation of our sport. To reach our vision of empowering aquatic prowess across the globe, we'd like to invite you to be a part of our story. We want you to join us in our journey of helping millions of people around the world live happier and healthier lives through swimming. [0:01:52]



Peter Vanderkaay _ MySwimPro's Impact.mp4 (41s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: Swimming on your own can be a challenge because a lot of times it's hard to find people to train with, it's hard to keep yourself accountable. One of the things I like about MySwimPro is it's a great way to track your goals and track your workouts to keep you accountable. Fares has assembled a world class team. They're passionate, they're determined, and they're very strategic in what they do. Apple made MySwimPro the best watch app of the year, and that's because it provides an incredible experience for swimmers. We're using technology to move the sport forward in a positive direction that's creating impact by helping people achieve their goals in a way that's never been possible before. [0:00:39]



MySwimPro _ Best Apple Watch App of 2016.mp4 (40s) 1 speaker ()

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